UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

The Warner

1299 Pennsylvania Avenue, N.W.

Washington, D.C.  20004-2400

(202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1.	Names of Reporting Persons SMART HYDROGEN INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 72919P103

1.	Names of Reporting Persons MMC NORILSK NICKEL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 72919P103

1.	Names of Reporting Persons CLAYBURN DEVELOPMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 72919P103

1.	Names of Reporting Persons BRANTON LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 72919P103

1.	Names of Reporting Persons VLADIMIR O. POTANIN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Statement of

Smart Hydrogen Inc.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D of Smart Hydrogen Inc. (“Smart Hydrogen”), MMC Norilsk Nickel (“Norilsk Nickel”), Clayburn Development Inc. (“Clayburn”), Branton Limited (“Branton”), and Vladimir O. Potanin (“Mr. Potanin”), originally filed on April 20, 2006 (the “Original Statement”), as amended by Amendment No. 1 filed on June 29, 2006 (“Amendment No. 1”) and Amendment No. 2 filed on April 24, 2008 (“Amendment 2” and collectively with the Original Statement, Amendment No. 1, and this Amendment No. 3, the “Statement”).  Unless otherwise indicated herein, terms used but not defined in this Amendment No. 3 have the same meaning given to them in the Original Statement.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 of the Statement is hereby amended and supplemented as follows:

Exhibit A to this Amendment No. 3 contains information regarding the executive officers and directors of Smart Hydrogen, Norilsk Nickel, Clayburn, and Branton as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented as follows:

This Statement relates to Smart Hydrogen’s beneficial ownership of 44,626,939 shares of Common Stock, representing approximately 34.97% of the Issuer’s outstanding Common Stock.  These shares consist of 5,126,939 shares of Common Stock and 395,000 shares of Class B Capital Stock which are presently convertible into 39,500,000 shares of Common Stock.  The ownership percentages contained in this Amendment and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the Securities and Exchange Commission that, as of March 31, 2008, 88,124,168 shares of Common Stock and 395,000 shares of Class B Capital Stock were outstanding.

The shares of Common Stock and Class B Capital Stock held by Smart Hydrogen were acquired pursuant to the transactions described in the Original Statement and pursuant to the exercise of Smart Hydrogen’s top up rights under the Investor Rights Agreement described in the Original Statement.  Beneficial ownership of these shares is a component of the Reporting Persons’ broader strategy to invest in the hydrogen fuel cell industry in the United States and elsewhere.

As previously disclosed, on April 17, 2008, Mikhail D. Prokhorov (“Mr. Prokhorov”) and Mr. Potanin agreed that Mr. Prokhorov would convey his entire interest in Branton to Mr. Potanin.  On May 15, 2008, Mr. Potanin and Mr. Prokhorov completed the sale of Mr. Prokhorov’s entire beneficial interest in Branton to Mr. Potanin.

On May 16, 2008, Smart Hydrogen removed Sergey Polikarpov as a director of the Issuer and from all offices and positions with Smart Hydrogen.  On May 16, 2008, Smart Hydrogen appointed Michael E. McGuire, Jr. as a director of the Issuer.

Except as set forth in this Item 4 and Items 3, 5, and 6 of the Statement, none of the persons listed in Item 2 has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine.  The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions.  The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares of disposing of some of the shares they may hold, in each case in accordance with the terms and conditions contained in the Certificate of Designations and the agreements executed at Closing.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated as follows:
(a) - (b)

As of the date hereof, Smart Hydrogen is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 34.97% of the Issuer’s outstanding Common Stock.  This amount is the sum of (i) 5,126,939 shares of Common Stock; and (ii) 395,000 shares of Class B Capital Stock which are presently convertible into 39,500,000 shares of Common Stock.  By virtue of the direct and indirect ownership of Smart Hydrogen, each of Clayburn, Branton, Norilsk Nickel, and Mr. Potanin may be deemed to be a beneficial owner of 44,626,939 shares of Common Stock or approximately 34.97% of the outstanding shares of Common Stock.  Pursuant to Rule 13d-4 of the Act, the filing of this Statement shall not be construed as an admission that Mr. Potanin, Norilsk Nickel, Clayburn, or Branton is, for the purpose of section 13(d) or 13(g) of the Act, the beneficial owner of the Common Stock.

(c)	No transactions in the Common Stock were effected in the past 60 days, by the persons named in response to Item 5(a).
(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented as follows:

On May 15, 2008, Smart Hydrogen provided notice to Ciata Trading Limited (“Ciata”) that the Management Agreement, dated as of June 19, 2006, that was filed as Exhibit L to Amendment No. 1 would terminate effective as of June 15, 2008.  In connection with the termination of this agreement, the shares of Smart Hydrogen held by Ciata have been redeemed and Ciata is no longer a party to the Amended and Restated Shareholders Agreement dated as of April 27, 2006 that was filed as Exhibit K to Amendment No. 1 (the “Smart Hydrogen Shareholders Agreement”).

Smart Hydrogen has entered into a Management Agreement, dated as of May 23, 2008, with Nithia Consulting Limited (“Nithia”), a company organized under the laws of the British Virgin Islands.  This agreement sets forth the terms by which Nithia will manage, direct, and supervise the day-to-day operations of Smart Hydrogen’s business in accordance with the directives, instructions, and requests of Smart Hydrogen, Clayburn, and/or Branton.  In connection with the execution of this agreement, Nithia has been issued shares of Smart Hydrogen and has become a party to the Smart Hydrogen Shareholders Agreement.

Except as described in this Statement, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A of this Amendment No. 3 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits to this Amendment:

Exhibit A	Officers and Directors Named in Item 2
Exhibit B	Management Agreement, dated as of May 23, 2008, by and between Smart Hydrogen Inc. and Nithia Consulting Limited
Exhibit C	Agreement Relating to the Joint Filing of Schedule 13D/A dated May 30, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2008

Smart Hydrogen Inc.

By:	/s/ Athina Karelidou
Name:	Athina Karelidou
Title:	Director

MMC Norilsk Nickel

By:	/s/ Denis Morozov
Name:	Denis Morozov
Title:	CEO

Clayburn Development Inc.

By:	/s/ Andrey Smirnov
Name:	Andrey Smirnov
Title:	Attorney-in-fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou
Name:	Maria Lambrianidou
Title:	Director

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin
Name:	Vladimir O. Potanin

EXHIBIT A

OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

Executive Officer (Director) of Smart Hydrogen Inc.

Name	Present Principal Occupation	Citizenship

Athina Karelidou	Corporate Officer	Republic of Cyprus

Executive Officers of MMC Norilsk Nickel

Name	Present Principal Occupation	Citizenship

Denis S. Morozov	Chief Executive Officer (General Director) and Chairman of the Management Board of Norilsk Nickel	Russian Federation

Yuri A. Kotlyar	General Director of “RAO Norilsk Nickel” and Member of the Management Board of Norilsk Nickel	Russian Federation

Jaques I. Rozenberg	Deputy General Director, Head of Technical Regulation and Ecology, and Member of the Management Board of Norilsk Nickel	Russian Federation

Victor P. Tomenko	Deputy General Director and Member of the Management Board of Norilsk Nickel	Russian Federation

Oleg V. Lobanov	Deputy General Director, Head of the Finance and Economics Block and Member of the Management Board of Norilsk Nickel	Russian Federation

Ralph T. Morgan	Deputy General Director, Head of the Mining and Metallurgical Business Unit, Head of the Strategy and Business Development, and Member of the Management Board of Norilsk	United States of America

Nickel

Maksim V. Finsky	Deputy General Director, Head of Geology, and Member of the Management Board of Norilsk Nickel	Russian Federation

Victor E. Sprogis	Deputy General Director, Head of Sales, and Member of the Management Board of Norilsk Nickel	Russian Federation

Board of Directors of MMC Norilsk Nickel

Name	Present Principal Occupation	Citizenship
Andrey A. Klishas	Chairman of the Board of Directors of Norilsk Nickel; Vice Chairman of the Management Board Interros	Russian Federation

Denis S. Morozov	Chief Executive Officer (General Director) and Chairman of the Management Board of Norilsk Nickel	Russian Federation

Andrey E. Bugrov	Managing Director of Interros	Russian Federation

Vladimir I. Dolgikh	President of the Management Board of the Krasnoyarsk Fellow-countrymen association	Russian Federation

Ekaterina M. Salnikova	Deputy CFO of Onexim Group	Russian Federation

Kirill L. Ugolnikov	Member of the Board of Directors of JSC “Vneshjurkollegia”	Russian Federation

Morgan Ralph Tavakolian	Deputy General Director and Member of the Management Board of Norilsk Nickel	United States of America

Heinz S. Schimmelbusch	Managing Director of Safeguard International Fund	Austria

Guy de Selliers	Chairman of the Board of	Belgium

Trustees of Partners in Hope; Chairman of the Board of HB Advisors/Hatch Corporate Finance; Member of the Board of Directors of Wimm Bill Dann, Solvay S.A., OJSC Shatura Furniture Factory, Allied Resource Corporation, and Advanced Metallurgical Group N.V.

Executive Officer (Attorney-in-Fact) of Clayburn Development Inc.

Name	Present Principal Occupation	Citizenship
Andrey Smirnov	Manager	Russian Federation

Executive Officer (Director) of Branton Limited

Name	Present Principal Occupation	Citizenship
Maria Lambrianidou	Corporate Officer	Republic of Cyprus

Exhibit B

MANAGEMENT AGREEMENT

This MANAGEMENT AGREEMENT (this “Agreement”), dated as of May 23, 2008 is entered into by and between SMART HYDROGEN INC., a BVI Business Company incorporated under the laws of the British Virgin Islands (the “Company”), and NITHIA CONSULTING LIMITED, a company organized under the laws of the British Virgin Islands (the “Manager”), each of which is sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company has been organized for the purpose of making investments in one or more companies in the hydrogen fuel cell industry (the “Portfolio Companies”) including an approximately 35% equity stake in Plug Power, Inc. as of the date hereof; and

WHEREAS, the Company wishes to obtain from the Manager, and the Manager wishes to provide to the Company, the services contemplated by this Agreement, in accordance with the terms, and subject to the conditions, set forth herein;

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the mutual covenants and benefits herein contained, and for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Company and the Manager, intending to be legally bound hereby, agree as follows:

1.                                       DEFINITIONS.

1.1           Defined Terms.  As used in this Agreement, the following terms have the meanings indicated:

“Act” shall mean the BVI Business Companies Act (No. 16 of 2004) of the British Virgin Islands and the regulations made under the Act.

“Affiliate” shall mean, with respect to any Person, any other Person that controls, or is controlled by, or is under common control with, such Person.  For the purpose of this definition, the term “control” (including the terms “controlling,” controlled by,” and “under common control with”), as used with respect to any Person, shall mean the ownership of more than fifty percent of the voting interest of such Person.  The term Affiliate shall also include, with respect to any Person, any of the mangers, directors, officers, employees, affiliates, contractors, sub-contractors, grantees, sub-grantees, representatives, and agents of such Person.

“Agreement” shall have the meaning assigned to such term in the first paragraph hereof.

“Applicable Law” shall mean, with respect to any Person, any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, award, governmental approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any governmental authority, whether in effect as of the date hereof or thereafter, and in each case as amended, applicable to such Person or its subsidiaries or their respective assets.  Without limiting the generality of the foregoing, the term Applicable Law shall include the Act.

“Articles” shall mean the Articles of Association of the Company, as may be amended from time to time.

“Business” shall mean the Company’s business of acquiring, holding, and selling investments in Portfolio Companies, and any activities necessary or incidental thereto.

“Business Day” shall mean any day other than Saturday, Sunday, or day on which banks are authorized or required to remain closed in New York.

“Cause” shall have the meaning assigned to such term in Section 6.3(b).

“Communication” shall have the meaning assigned to such term in Section 9.7

“Company” shall have the meaning assigned to such term in the first paragraph hereof.

“Company Professional Fees” shall have the meaning assigned to such term in Section 5.2.

“Company Professionals” shall have the meaning assigned to such term in Section 3.1(l).

“Director” shall have the meaning assigned to such term in the Shareholders Agreement.

“Dispute” shall have the meaning assigned to such term in Section 9.10(a).

“Expenses” shall have the meaning assigned to such term in Section 5.2.

“Expense Maximum” shall have the meaning assigned to such term in Section 5.4.

“Fiscal Quarter” shall mean each quarter of a Fiscal Year.

“Fiscal Year” means the period beginning on January 1 and ending on December 31 of each year.

“Founding Shareholders” shall have the meaning assigned to such term in the Shareholders Agreement.

“Founding Shareholder Approval” shall have the meaning assigned to such term in the Shareholders Agreement.

“ICC Rules” shall mean the Rules of Arbitration of the International Chamber of Commerce, as amended from time to time.

“Management Fee” shall have the meaning assigned to such term in Section 5.1.

“Manager” shall have the meaning assigned to such term in the first paragraph hereof.

“Manager Indemnified Person” shall have the meaning assigned to such term in Section 8.1.

“Memorandum” shall mean the Memorandum of Association of the Company, as may be amended from time to time.

“Party” or “Parties” shall have the meaning assigned to such term in the first paragraph hereof.

“Person” shall mean any natural person, company, corporation, association, partnership, organization, business, firm, joint venture, trust, unincorporated organization or any other entity or organization, including a government, or any political subdivision, department or agency of any government.

“Portfolio Companies” shall have the meaning assigned to such term in the Recitals to this Agreement.

“Services” shall have the meaning assigned to such term in Section 3.1.

“Shares” shall have the meaning assigned to such term in the Shareholders Agreement.

“Shareholders” shall have the meaning assigned to such term in the Shareholders Agreement.

“Shareholders Agreement” shall mean the Amended and Restated Shareholders Agreement, dated as of April 27, 2006, among the Company and its Shareholders, to which the Manager became a party pursuant to that certain Joinder Agreement dated as of May 23, 2008, as such Amended and Restated Shareholders Agreement may be amended from time to time.

“United States Dollars” or  “$” means the lawful currency of the United States of America.

“US Manager” shall have the meaning assigned to such term in Section 4.3.

1.2           Interpretation; Terms Generally.  The definitions set forth in Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Unless otherwise indicated, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

The words “herein”, “hereof” and “hereunder” and words of similar import shall be deemed to refer to this Agreement in its entirety and not to any part hereof, unless the context shall otherwise require. All references herein to Sections and Recitals shall be deemed to refer to sections and recitals of this Agreement, unless the context shall otherwise require.  Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any corresponding provisions of successor statutes or regulations).  Any reference in this Agreement to a “day” or number of “days” (that does not refer explicitly to a “Business Day” or “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days.  If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day.

2.             APPOINTMENT OF THE MANAGER.

2.1           Appointment of the Manager.  The Company hereby appoints the Manager to perform the Services, and the Manager hereby accepts such appointment and agrees to perform the Services on the terms and subject to the conditions set forth in this Agreement.

3.             SERVICES.

3.1           Management Services.  The Manager shall manage, direct, and supervise the day-to-day operations of the Company’s Business in accordance with all written and oral directives, instructions, and requests of the Company and/or Founding Shareholders and the terms and conditions of this Agreement (the “Services”).  Without limiting the generality of the foregoing, the Services shall include undertaking, with the assistance of Company Professionals, the following actions on behalf of the Company and the Founding Shareholders:

(a)                                  take any steps necessary for the Company to engage in the Business, including making any necessary filings or registrations on behalf of the Company;

(b)                                 analyze potential investments in Portfolio Companies, perform all due diligence reasonably necessary in the Manager’s reasonable business judgment or otherwise requested by the Company in connection with such investments, and make recommendations to the Founding Shareholders regarding prospective investments in Portfolio Companies;

(c)                                  structure, negotiate, execute, and otherwise implement the Company’s investments in the Portfolio Companies;

(d)                                 monitor and manage the Company’s investments in the Portfolio Companies in accordance with the directions of the Founding Shareholders;

(e)                                  keep the Founding Shareholders informed of all material events, risks, and other matters relating to the Company’s investments in the Portfolio Companies, and promptly respond to all inquires from the Founding Shareholders relating to the Company, its Business, the Portfolio Companies, and/or other potential investments by the Company;

(f)                                    prepare all reports and information for the Shareholders that are required to be provided by the Company under the Shareholders Agreement;

(g)                                 maintain the books and records of the Company, including without limitation the books, records, and accounts that the Company is required to maintain under the Shareholders Agreement;

(h)                                 make all necessary filings with any foreign or domestic governmental authorities on behalf of the Company, the Founding Shareholders, and their respective Affiliates in connection with the Business (including without limitation the United States Securities and Exchange Commission), and advise the Company and Founding Shareholders of all necessary filings with or inquires from any foreign or domestic governmental authority;

(i)                                     prepare all tax returns and filings required by the Company, and upon the approval thereof by the Founding Shareholders, make such filings;

(j)                                     provide the corporate, administrative, and clerical personnel, office space, office equipment, and other overhead necessary to conduct the Business;

(k)                                  pay all Expenses and Company Professional Fees in accordance with the terms of this Agreement, including without limitation Section 5;

(l)                                     engage lawyers, accountants, investment banks, consultants and other professional advisors on behalf of the Company (“Company Professionals”);

(m)                               upon the request of the Founding Shareholders, provide one or more individuals to serve as officers and/or Directors of the Company, to serve in such capacity(ies) in accordance with the Company’s Articles and Memorandum;

(n)                                 upon the request of the Founding Shareholders, serve as the Director of the Company in accordance with the Articles and Memorandum;

(o)                                 execute on behalf of the Company all actions required of the Company under the Shareholders Agreement in strict accordance with the terms thereof;

(p)                                 advise the Company and the Founding Shareholders in writing of all matters to be voted upon by the holders of securities of a Portfolio Company and all notices provided to the Company by a Portfolio Company;

(q)                                 from time to time, advise the Company of all rights or remedies that may be exercised by the Company and/or the Founding Shareholders and their respective Affiliates under their respective agreements with a Portfolio Company or under the incorporation documents, bylaws, or similar governing instruments of a Portfolio Company;

(r)                                    cause the Company to vote its securities in the Portfolio Companies only as directed by the Company or Founding Shareholders;

(s)                                  from time to time, exercise all rights and remedies of the Company and/or the Founding Shareholders and their respective Affiliates under their respective agreements with the Portfolio Companies or under the incorporation documents, bylaws, or similar governing instruments of a Portfolio Company, in each case as directed by the Founding Shareholders; and

(t)                                    take all such other actions that may be requested from time to time by the Company or its Founding Shareholders in connection with the Business or matters incidental thereto;

provided, however, that notwithstanding anything to the contrary in this Agreement, (i) the Manager shall not take any action, or cause the Company to take any action, that requires Founding Shareholder Approval or otherwise requires the approval of the Company’s Shareholders or Founding Shareholders under this Agreement, the Shareholders Agreement, the Articles, the Memorandum, or Applicable Law; and (ii) the Services shall be limited to the extent required to prevent the Company from being deemed to be engaged in a trade or business in the United States so as to cause the Company to be found to be a U.S. taxpayer.  The Parties acknowledge and agree that the Manager’s ability to provide the Services described in Section 3.1(e) and (f) may be limited by the Manager’s ability to obtain information relating to a Portfolio Company through public filings or through any offices of other positions held by the Manager or its employees in a Portfolio Company.

3.2           Independent Contractor.  The Manager and Company each agree that the Manager will perform services hereunder as an independent contractor, retaining control over and responsibility for its own operations and personnel.  Accordingly, the Manager will act in its own name and on its own behalf.  Neither the Manager nor its directors, officers, or employees will be considered employees or agents of the Company or a Shareholder as a result of this Agreement nor will any of them have or purport to have authority under this Agreement to contract in the name of or bind the Company or any Shareholder.

4.             OTHER ACTIVITIES OF THE MANAGER.

4.1           No Other Businesses of the Manager.  Except for providing the Services to the Company pursuant to this Agreement or as otherwise agreed by the Founding Shareholders, the Manager and its Affiliates shall not engage in other business or operations, or provide services to Persons other than the Company and the Shareholders, without the prior, express consent of the Company.

4.2           Non-Competition.  Without limiting the generality of the foregoing provision of this Section 4, during the term of this Agreement, except as otherwise allowed by the terms of this Agreement or by the consent of the Company, neither the Manager nor any Affiliate of the Manager shall:

(a)                                  own, manage, operate, join, control, or participate in;

(b)                                 render any services, advice or assistance of any nature to or on behalf of; or

(c)                                  invest or otherwise acquire any interest in,

any Portfolio Company or other Person that operates a business with activities in the United States or Canada which is engaged in the research, production or marketing of hydrogen fuel cell technology.

4.3           U.S. Management Agreement.  Upon the approval of the Company, which approval may be given, conditioned, delayed, or denied in the Company’s sole discretion, the Manager shall be entitled to enter into a written management agreement with a company reasonably acceptable to the Company (the “US Manager”), on terms and conditions acceptable to the Company (in its sole discretion), pursuant to which the US Manager shall perform, on behalf of the Manager, the Services to be provided to the Company within the United States of America.  The Company shall have the right to direct the Manager to terminate the engagement of the US Manager at any time for any reason or no reason, and upon receipt of such direction from the Company, the Manager shall promptly cause its management agreement with the US Manager to terminate.  Notwithstanding the foregoing, the Manager shall remain responsible for performance of all of its obligations under this Agreement and the Shareholders Agreement.

5.                                       MANAGEMENT FEE AND EXPENSES

5.1           Management Fee.  Each month during the term of this Agreement, the Company shall pay the Manager a management fee of $165,000 (the “Management Fee”) for the Services hereunder.

5.2           Definition of Expenses.  As used in this Agreement, the term “Expenses” shall mean all overhead, costs, and expenses of the Company or the Manager relating to the Business or affairs of the Company including, but not limited to:  (i) travel and business expenses of the Company and the Manager relating to the Business or affairs of the Company; (ii) administrative and office expenses of the Company or the Manager; and (iii) other costs and expenses incurred by the Company or the Manager in connection with the evaluation, negotiation, execution, and management of the Company’s investments in Portfolio Companies; provided, however, that Expenses shall not include (x) the Management Fees and (y) any fees and expenses of any Company Professional that was approved by the Company (“Company Professional Fees”).

5.3           Payment of Expenses.  The Manager shall pay all Expenses.  Subject to Section 5.4, the Manager shall invoice the Company each calendar month during the term of this Agreement for reimbursement of Expenses paid by the Manager pursuant to this Section 5.3 and the Company shall pay such invoices in a reasonably timely manner.  Such invoices shall be delivered by the Manager in accordance with Section 9.7 and shall provide reasonable detail regarding such Expenses.  Upon the request of the Founding Shareholders, the Manager shall provide the Founding Shareholders with additional documentation regarding any Expenses.

5.4           Expense Maximum; Payment of Excess Expenses.  Notwithstanding any other provision of this Agreement, in any given Fiscal Year, the Manager shall not incur or pay (or cause the Company to incur or pay) any aggregate Expenses greater than the maximum amount, as determined by this Section 5.4 (the “Expense Maximum”), for such Fiscal Year.  If the Company or the Manager incur Expenses in excess of the Expense Maximum in a Fiscal Year, the Manager shall pay all such Expenses in excess of such Expense Maximum and the Manager shall not be entitled to, or invoice the Company for, reimbursement of any such Expenses pursuant to Section 5.3 or otherwise.  For each Fiscal Year, the Expense Maximum shall be the greater of (i) the difference obtained by subtracting (x) the aggregate Management Fees or similar fees paid to the Manager by the Company in such Fiscal Year for Services under this Agreement from (y) $3,000,000; or (ii) an amount that may be established by the Company pursuant to Founding Shareholder Approval and set forth in a written notice from the Company to the Manager.

5.5           Payment of Company Professional Fees.  All Company Professional Fees shall be paid by the Company.  The Manager shall cause the Company to pay all Company Professional Fees from an account of the Company.

6.                                       TERM AND TERMINATION.

6.1           Term of Agreement.  This Agreement shall terminate upon the completion of the liquidation and winding up of the Company in accordance with the Articles and Memorandum unless terminated earlier pursuant to Section 6.2, 6.3, or 6.4.

6.2           Termination by the Company Without Cause.

(a)                                  In the event that the Company in its sole discretion judges that it is in the best interest of the Company, the Company may terminate this Agreement at any time, without Cause in accordance with this Section 6.2.

(b)                                 If the Company decides to terminate this Agreement without Cause in accordance with this Section 6.2, it shall give written notice to such effect to the Manager, which notice shall specify the date of termination, which date shall be at least 30 days from the notice of termination delivered pursuant to this Section 6.2.

(c)                                  The Manager shall not be entitled to any further compensation with respect to the termination of this Agreement pursuant to this Section 6.2; provided, that the Manager shall be entitled to receive any amount due to it under Section 5.3 for Expenses incurred prior to the date of termination (subject to the limitations under Section 5.4), regardless of whether such amount is invoiced to the Company before or after the date of termination.

6.3           Termination by the Company for Cause.

(a)                                  The Company may terminate this Agreement at any time for Cause (as defined herein) without judicial resolution and without liability, upon notification to the Manager in writing of the Cause upon which such termination right is being exercised.

(b)                                 “Cause” shall mean any of the following:

(i)                                     the Manager’s or US Manager’s or any of their respective officer’s, director’s, partner’s, shareholder’s, or employee’s commission or conviction of (w) any crime or criminal offense involving monies or other property; (x) fraud or embezzlement; (y) any felony; or (z) any of the events described in Items 401(f)(1)-(6) of Regulation S-K under the Securities Act of 1933, as amended (or any successor regulation), without regard for whether such event would be considered material to any Person;

(ii)                                  the Manager’s or US Manager’s breach of any of its fiduciary, contractual, or other duties to the Company or the Shareholders or the making of a willful misrepresentation or omission, which breach, misrepresentation, or omission might reasonably be expected to be materially adverse to the business, properties, assets, condition (financial or otherwise), or prospects of the Company or a Portfolio Company;

(iii)                               the Manager’s failure to comply in any material respect with any written or oral instruction of the Company or the Founding Shareholders relating to the Company, the Business, a Portfolio Company, or the Services;

(iv)                              a material breach by the Manager or any of the Manager’s officers, directors, partners, shareholders, or employees of its or their obligations under this Agreement or the Shareholders Agreement, including without limitation, the failure to pay the Expenses in a timely manner;

(v)                                 the Manager or US Manager (A) shall make an assignment for the benefit of creditors; (B) shall be adjudicated bankrupt or insolvent; (C) shall seek appointment of, or be the subject of an order appointing, a trustee, liquidator or receiver as to all or part of its assets; (D) shall commence, approve or consent to, any case or proceeding under any bankruptcy, reorganization, or similar law and, in the case of an involuntary case or proceeding, such case or proceeding is not dismissed within 90 days following the commencement thereof; or (E) shall be the subject of an order for relief in an involuntary case under bankruptcy law not dismissed within 90 days following the date of such order for relief.

(c)                                  If this Agreement is terminated pursuant to this Section 6.3, the Company shall be entitled to deduct from any amounts due to the Manager under Section 5 the costs of any damages incurred by the Company in connection with the Cause for which such termination is made, and the Company shall be entitled to pursue any and all remedies that may be available to it at law or in equity.

6.4           Termination by Manager following Equity Option.  The Manager may terminate this Agreement at any time following the Manager’s exercise of the Equity Option (as such term is defined in the Shareholders Agreement) in accordance with the terms of the Shareholders Agreement, and the consummation of the transactions in connection therewith.  Upon termination of this Agreement pursuant to this Section 6.4, the Manager shall not be entitled to any further compensation under this Agreement; provided, that the Manager shall be entitled to receive any amount due to it under Section 5.3 for Expenses incurred prior to the date of termination (subject to the limitations under Section 5.4), regardless of whether such amount is invoiced to the Company before or after the date of termination.

6.5           Transfer of Shares Following Termination.

(a)                                  Immediately upon its receipt of notice of the termination of this Agreement (i) pursuant to Section 6.2 or (ii) pursuant to Section 6.3 at any time after February 15, 2009, the Manager shall promptly transfer all of its Shares to the Company in exchange for an amount equal to the Equity Option Payment (as such term is defined in the Shareholders Agreement), and shall promptly execute and deliver any instruments requested by the Company to effect or confirm such transfer.  For purposes of calculating the amount of the Equity Option Payment and the timing thereof in connection with the transfer of Shares referenced in the preceding sentence, the Equity Option Date shall be deemed to be the date of termination of this Agreement and Fair Market Value (as such term is defined in the Shareholders Agreement) shall be determined in accordance with the Shareholders Agreement.

(b)                                 Immediately upon its receipt of notice of the termination of this Agreement pursuant to Section 6.3 at any time prior to or on February 15, 2009, the Manager shall promptly transfer all of its Shares to the Company without payment therefor, and shall execute and deliver any instruments requested by the Company to effect or confirm such transfer.

(c)                                  For purposes of clarity, the Parties acknowledge and agree that in the event of termination of this Agreement pursuant to Section 6.4, the calculation and payment of the Equity Option Payment shall be made solely in accordance with the terms of the Shareholders Agreement.

6.6           Survival

(a)                                  Termination of this Agreement shall not:

(i)                                     relieve any Party from any liability or obligation for any matter, undertaking or condition which has not been done, observed, or performed by such Party before termination; or

(ii)                                  affect the terms of Sections 1, 6, 7.4, 7.5, 7.6, 9.9, or 9.10.

7.                                       COVENANTS OF THE MANAGER.

7.1           Services.  The Manager shall perform the Services hereunder to the best of the Manager’s ability and in a competent and professional manner, in accordance with this

Agreement and the Company’s investment objectives, policies, directions, instructions, restrictions, and prohibitions, in each case as and to the extent communicated to the Manager.

7.2           Compliance with Law.  The Manager shall perform the Services hereunder in compliance with all Applicable Laws.

7.3           Licenses and Permits.  The Manager shall be responsible for obtaining all licenses and permits required by the Company and/or the Manager, if any, and the Manager shall, when requested, provide the Company with adequate evidence of its compliance with this Section 7.3.

7.4           United States Taxation.  The Manager shall take no action that would cause the Company to be deemed to be engaged in a trade or business in the United States and which would cause the Company to be found to be a U.S. taxpayer.

7.5           Taxes. The Manager shall be fully and solely responsible for complying with any tax and legal obligations related to the income received by the Manager as remunerations, fees, bonuses, any other net income derived from its activity as established by this Agreement and will hold harmless, indemnify and keep indemnified the Company and the Shareholders in respect of any such tax and legal obligations of the Manager.

7.6           Non-Disclosure.  The Manager shall not (either during the term of this Agreement or prior to the sixth anniversary of the expiration or termination hereof) disclose to any Person other than the Company and the Shareholders any information relating to (i) the private or confidential affairs of the Company or its proposed investments, or (ii) the private, proprietary, or confidential affairs of the Shareholders or a Portfolio Company, except where (A) such disclosure is expressly authorized by the Company or the Founding Shareholders, (B) required in the course of performing the Manager’s obligations hereunder, (C) required in response to a valid order of a court or other governmental body, or (D) otherwise required by Applicable Law.

8.                                       EXCULPATION AND INDEMNITY

8.1           Limitation On Manager Liability.  The Manager and its officers, directors, and employees (in each case, a “Manager Indemnified Person”), shall to the fullest extent permitted by Applicable Law not be liable to the Company or the Shareholders for any act or failure to act on behalf of the Company, except to the extent such act or failure to act constitutes fraud, gross negligence, willful misconduct or breach of fiduciary duty on the part of a Manager Indemnified Person, or a material breach by a Manager Indemnified Person of its obligations under this Agreement.  The Manager may rely, and shall be protected in acting or refraining from acting, and shall be deemed to have acted in good faith and without gross negligence or willful misconduct, upon any action taken in accordance with this Agreement or at the express request of the Founding Shareholders, and the aforesaid exclusion of liability shall, except as provided for otherwise above, apply howsoever such losses or liabilities arise, and whether in contract, tort or otherwise and whether caused in whole or in part by the negligence of, or breach of contract, or breach of duty (statutory or otherwise) by, such Manager Indemnified Person.

8.2           Indemnification. The Company, to the fullest extent permitted by Applicable Law, shall hold harmless, indemnify, and keep indemnified each Manager Indemnified Person from and against any loss or liability (including any direct or indirect consequential losses, loss of profit and loss of reputation, damages, claims, demands, proceedings, costs, expenses, penalties, legal and other professional fees and costs), arising out of or in connection with any act taken or omitted to be taken in respect of the affairs of the Company, unless such act or omission constitutes fraud, gross negligence, willful misconduct or breach of fiduciary duty on the part of the Manager Indemnified Person, or a material breach by a Manager Indemnified Person of its obligations under this Agreement, and the aforesaid indemnity shall, except as provided for otherwise above, apply howsoever such losses or liabilities arise, and whether in contract, tort or otherwise and whether caused in whole or in part by the negligence of, or breach of contract, or breach of duty (statutory or otherwise) by, such Manager Indemnified Person.

9.                                       MISCELLANEOUS.

9.1           Section Headings.  The division of this Agreement into Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

9.2           Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the Parties in respect of the subject matter of this Agreement.  This Agreement cancels and supersedes any prior understandings, negotiations, and agreements between the Parties hereto with respect thereto.  There are no representations, warranties, forms, conditions, undertakings or collateral agreements, express, implied or statutory between the Parties other than as expressly set forth in this Agreement.  The Manager hereby waives any right to assert a claim based on any pre-contractual representations, negligent or otherwise.

9.3           Amendments.  No amendment to this Agreement shall be valid or binding unless consented to in writing by the Founding Shareholders and set forth in writing and duly executed by the Parties hereto.

9.4           Waivers.  No waiver or any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific item waived.  No failure or delay by a Party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or future exercise of any other right or remedy.

9.5           Assignment.  Except as contemplated by Section 4.3 of this Agreement, neither Party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other Party.

9.6           Severability.  Any provision of this Agreement that may be determined by competent authority to be invalid or unenforceable in any jurisdiction shall, as to such jurisdiction and so far as invalid or unenforceable, be given no effect and shall be deemed not to be included in this Agreement but without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.7           Notices.  Any demand, notice, or other communication to be made or given in connection with this Agreement (“Communication”) shall be made or given in writing and delivered by personal delivery or by fax or by registered mail or by recognized express delivery service addressed to the recipient as follows:

To the Manager:

Nithia Consulting Limited

Fortuna Court

284 Makarios III Avenue

Limassol 3105

Cyprus

Fax No.:  357-25-587191

To the Company:

Smart Hydrogen Inc.

c/o Interros Holding Company

9, Bolshaya Yakimanka Street

119180 Moscow

Russian Federation

Attention:  Marianna Zakharova

Fax: No.  7-495-785-63-62

or such other address or individual as may be designated by a Communication from one Party to the other.  Any Communication shall be conclusively deemed to have been given on the day of actual delivery thereof.

9.8           Further Assurances.  Each of the Parties agrees to perform (or procure the performance of) all future acts or things, and execute and deliver (or procure the execution and delivery of) such further instruments and documents as may be required by Applicable Law or as may be necessary or reasonably desirable to implement and/or give effect to this Agreement.  Where any obligation in this Agreement is expressed to be undertaken or assumed by any Party, such obligation is to be construed as requiring the Party concerned to exercise all rights and powers of control over the actions of any other Person that such Party is able to exercise (directly or indirectly) in order to secure performance of the obligations.

9.9           Governing Law.  This Agreement is governed by and shall be construed in accordance with English law.

9.10         Dispute Resolution; Jurisdiction, Venue.

(a)                                              Any dispute arising out of or in connection with this Agreement (“Dispute”) shall be finally settled under the ICC Rules by one or more arbitrators appointed in accordance with the ICC Rules. The place of the arbitration shall be London, England and the language of the arbitration shall be English.

(b)                                             Unless the Parties agree on the identity of a sole arbitrator, an arbitral panel of three arbitrators shall be established according to the ICC Rules in force at the time such arbitration is commenced.

(c)                                              The award which shall be provided with written reasons, given in any arbitration under this Section 9.10 shall be final and binding on the Parties and each Party waives any rights of appeal to any courts on any question of law to the fullest extent permitted by Applicable Law.  In addition, Parties shall not have the right to commence or continue any legal proceeding concerning a claim or dispute under this Agreement until the claim or dispute has been determined according to the arbitration procedure, and then only to enforce or facilitate the execution of such arbitration award.

(d)                                             Notwithstanding the provisions of this Section 9.10, any injunctive or provisional relief, and any enforcement proceeding may be brought in any jurisdiction where a Party or any of its properties may be found, or in any other appropriate jurisdiction and the Parties irrevocably submit to the jurisdiction of each such courts in respect of such proceeding.

(e)                                              The Parties shall continue to perform this Agreement during arbitration proceedings.

9.11         Counterparts.  This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

9.12         No Rights Under Contracts (Rights of Third Parties) Act 1999.  Except for the Founding Shareholders, a Person who is not a Party shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of the terms of this Agreement.  The Founding Shareholders are intended third party beneficiaries of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

NITHIA CONSULTING LIMITED

By:	/s/ Sofi Mylona
Sofi Mylona
Director

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Athina Karelidou
Director

[Signature page to Management Agreement]

EXHIBIT C

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 3 to the Statement on Schedule 13D filed on May 30, 2008 (including additional amendments thereto) with respect to the securities of Plug Power Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date:  May 30, 2008

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Name:	Athina Karelidou
Title:	Director

MMC NORILSK NICKEL

By:	/s/ Denis Morozov
Name:	Denis Morozov
Title:	CEO

CLAYBURN DEVELOPMENT INC.

By:	/s/ Andrey Smirnov
Name:	Andrey Smirnov
Title:	Attorney-in-fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou
Name:	Maria Lambrianidou
Title:	Director

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin
Name:	Vladimir O. Potanin